EXHIBIT 99.1


                                                     AXCAN PHARMA INC.

                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4
[LOGO OMITTED]
                                                     Tel.: (450) 467-5138
                                                     1 800 565-3255
                                                     Fax:  (450) 464-9979

                                                     www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA

DATE:                                                          November 13, 2003
Press Release for immediate distribution

               AXCAN TO BE ADDED TO THE NASDAQ BIOTECHNOLOGY INDEX

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") today announced that its stock will be added to the NASDAQ Biotechnology Index effective as of the market's opening on Monday, November 24.

Representing the largest and most actively traded NASDAQ biotechnology stocks, the NASDAQ Biotechnology Index includes companies that are primarily engaged in using biomedical research for the discovery or development of novel treatments or cures for human disease.

"Axcan is extremely pleased to be included in this NASDAQ Biotechnology Index that comprises companies that are leaders in their respective area, some of which have developed products that they successfully brought into the market," stated Leon F. Gosselin, President and CEO of Axcan. "We believe this demonstrates recognition of Axcan's performance in the United States."

Axcan reported revenues of US$179.1 million for the fiscal year ended September 30, 2003 and had a market capitalization of approximately US$600 million at the time of its selection for the NASDAQ Biotechnology Index.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".



INFORMATION:          David W. Mims
                      Executive Vice President and Chief Operating Officer
                      Axcan Pharma Inc.
                      Tel: (205) 991-8085 ext. 223

or                    Isabelle Adjahi
                      Director, Investor Relations
                      Axcan Pharma Inc.
                      Tel: (450) 467-2600 ext. 2000

                      Web:   www.axcan.com